1934 Act Registration No. 1-30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Eva Chen, VP of Finance Div.
No. 123, Sec. 3, Da Fong Rd., Tantzu,	SPILIR@spil.com.tw
Taichung, Taiwan 42749	+886-4-25341525#1536
www.spil.com.tw	Byron Chiang, Spokesperson
Spokesperson@spil.com.tw
+886-3-5795678#3676

SPIL Announces Completion of Share Exchange

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: April 30, 2018

April 30, 2018 — Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) announces that the transactions contemplated under a Joint Share Exchange Agreement (the “Joint Share Exchange Agreement”), dated as of June 30, 2016 between the Company and Advanced Semiconductor Engineering, Inc. (“ASE”), are now completed.

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”) (Taiwan Stock Exchange: 2325 NASDAQ: SPIL) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd
Date: April 30, 2018	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer